Exhibit 99.1

Date: March 13, 2014	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Rio Alto Mining Limited

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	April 07, 2014
Record Date for Voting (if applicable) :	April 07, 2014
Beneficial Ownership Determination Date :	April 07, 2014
Meeting Date :	May 12, 2014
Meeting Location (if available) :	TBD Toronto, ON
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON CLASS	76689T104	CA76689T1049

Sincerely,

Computershare
Agent for Rio Alto Mining Limited